Exhibit 99.1

MATERIAL FACT

DUAL LISTING – UPDATE

JBS S.A. (“JBS” or the “Company”) – B3: JBSS3; OTCQX: JBSAY, hereby informs its shareholders and the market, pursuant to Article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and the regulations of the Brazilian Securities and Exchange Commission (“CVM”), especially CVM Resolution No. 44/21, of August 23, 2021, as amended, in addition to the material facts disclosed on July 12, 2023, and September 4, 2023, that its shareholders J&F Investimentos S.A. (“J&F”) and BNDES PARTICIPAÇÕES S.A. – BNDESPar (“BNDESPar”) informed the Company that, on March 14th, 2025, J&F and BNDESPar entered into an agreement (“Agreement”) by which they have stipulated, in favor of BNDESPar, a structure for eventual remuneration to partially protect BNDESPar in the event of non-fulfillment of certain expected appreciation of the Company’s share prices following the Dual Listing and until December 31, 2026 (“Potential Remuneration”).

According to the information provided to JBS, the Agreement was reached due to the fact that BNDESPar is the largest minority shareholder of JBS, holding 20.8% of its total share capital, a position that grants it differentiated representation in the Company’s governance.

The Agreement is valid if the Dual Listing is implemented until December 31, 2026, and the Eventual Remuneration is limited to R$ 500 million.

The shareholders J&F and BNDESPar further informed that, due to the execution of the Agreement and the stipulation of the Eventual Remuneration, BNDESPar will abstain from exercising its voting rights at the extraordinary general meeting of shareholders of JBS that shall be convened to vote on the Dual Listing, leaving to the other private minority shareholders of the Company the decision on the approval or not of the Dual Listing.

The Company will keep the market updated on the developments and progress of the Dual Listing implementation.

São Paulo, March 17, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer